Lonestar Resources US Inc.

111 Boland Street, Suite 300

Fort Worth, TX 76107

May 7, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Irene Barberena-Meissner

Office of Natural Resources
Division of Corporation Finance

Re:	Lonestar Resources US Inc.
Registration Statement on Form S-4
File No. 333-231072

Dear Ms. Barberena-Meissner:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement of Lonestar Resources US Inc. (the “Company”) so that it will become effective at 4:00 p.m., Eastern Time, on May 9, 2019, or as soon thereafter as practicable.

Please contact Kevin Richardson of Latham & Watkins LLP, our counsel, at (713) 546-7415 to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

[Signature Page Follows]

Very truly yours,

LONESTAR RESOURCES US INC.

By:	/s/ Frank D. Bracken, III
Name:	Frank D. Bracken, III
Title:	Chief Executive Officer

Cc:	David J. Miller, Latham & Watkins LLP
Kevin M. Richardson, Latham & Watkins LLP